UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July, 2025

Commission File Number: 001-42183

QMMM Holdings Ltd.

(Registrant’s Name)

Unit 1301, Block C, Sea View Estate, 8 Watson Road Tin Hau, Hong Kong

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Departure of Directors or Certain Officers; Election of Directors; Appointment of Certain Officers; Compensatory Arrangements of Certain Officers

Resignation of Director

On June 30, 2025, Chun San Leung (“Mr. Leung”) resigned as our director of the Board of Directors (the “Board”) of QMMM Holdings Ltd. (the “Company”), effective June 30, 2025. Mr. Leung resigned for personal reasons and not as a result of any dispute or disagreement with the company or the Board.

On July 30, 2025, Chan Anthony Saikit (“Mr. Chan”) resigned as our independent director of the Board, effective June 30, 2025. Mr. Chan resigned for personal reasons and not as a result of any dispute or disagreement with the company or the Board.

Appointment of Replacement Director

Effective June 30, 2025, Chong Ka Yee (“Mr. Chong”) was appointed as director of the Board.

Mr. Chong has over 9 years of finance related experience. Since March, 2023, Mr. Chong has been an independent non-executive director and chairman of the audit committee of OCI International holdings Ltd. (Hong Kong listed stock code: 329). From November, 2020 to October, 2021, Mr. Chong was the chief executive officer of CSFG International Securities Limited and director and responsible officer of CSFG International Asset Management Limited, both belonging to China Shandong Hi-Speed Financial Group (Hong Kong listed stock code: 412). From March 2017 to July 2020, Mr. Chong was the group executive vice president of Mason Group Holdings Limited (Hong Kong listed stock code: 273). He was the director from June 2017 to July 2020, and chairman of risk management committee from October 2019 to July 2020, of Shengang Securities Company Limited. He was the chief executive officer from June 2017 to July 2020, and deputy chief executive officer and head of leverage and acquisition finance from August 2016 to June 2017, of Mason Securities Limited. Mr. Chong graduated from the University of Melbourne in 2004, and has been member of CPA Australia since 2022, and a CFA Charter holder since 2011.

Effective June 30, 2025, Chun Kit Yu (“Mr. Yu”) was appointed as independent director of the Board, as well as chairman of the audit committee, and member of the compensation committee and nomination committee. Mr. Yu meets the Nasdaq Stock Market independence requirements.

Mr.Yu has had over 10 years of financial and accounting related experience. Since February, 2025, Mr. Yu has been an independent director of Skyline Builders Group Holding Ltd (NASDAQ: SKBL). Since August, 2024, Mr. Yu has been an executive director of Super X AI Technology Limited (NASDAQ: SUPX). Since March, 2024, Mr. Yu has been an independent non-executive director of WK Group (Holdings) Limited (Hong Kong listed stock code: 2535). Since April 2022, Mr. Yu has been an independent non-executive director of Sinohope Technology Holdings Limited (Hong Kong listed stock code: 1611). Since September, 2018, Mr.Yu has been the financial controller and company secretary of Boltek Holdings Limited, (Hong Kong listed stock code: 8601). From May, 2020 to June, 2025, Mr. Yu has been the company secretary of Global Uin Intelligence Holdings Limited, (Hong Kong listed stock code: 8496). From 2016 to 2018, Mr. Yu has been the assistant manager at Kingston Corporate Finance Limited. From 2014 to 2015, Mr. Yu has been an assistant manager at KPMG. From 2011 to 2014, Mr. Yu has been a senior associate at BDO. Mr. Yu has been a member of the Hong Kong Institute of Certified Public Accountants since 2015. Mr. Yu graduated from the Hong Kong Polytechnic University in 2011 with a BBA(Hons) in Accounting & Finance.

Mr. Yu has no family relationships with any of the executive officers or directors of the Company. There have been no transactions in the past two years to which the Company or any of its subsidiaries was or is to be a party, in which Mr. Yu had, or will have, a direct or indirect material interest.

Re-designation of Committees

Following the resignation of Mr. Leung and Mr. Chan, and the appointment of Mr. Chong and Mr. Yu, the members of the Committees of the Company were redesignated as follows:

	Audit Committee	Compensation Committee	Nominating and Corporate Governance Committee
Chun Kit Yu	Chairman	Member	Member
Kui Hung (Johnny) Hui	Member	Member	Chairman
Yee Man (Irving) Cheung	Member	Chairman	Member

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

QMMM Holdings Ltd.

Date: July 3, 2025	By:	/s/ Bun Kwai
	Name:	Bun Kwai
	Title:	Chief Executive Officer